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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                           -------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                           MONARCH DENTAL CORPORATION

                                (Name of Issuer)


                    Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                  609044 10 2

                                 (CUSIP Number)

                           Warren F. Melamed, D.D.S.
                       4201 Spring Valley Road, Suite 320
                              Dallas, Texas  75244

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    Copy to:

                               Jeffrey A. Chapman
                               Mirjam T. Schuller
                             Vinson & Elkins L.L.P.
                           3700 Trammell Crow Center
                                2001 Ross Avenue
                              Dallas, Texas  75201
                                 (214) 220-7797

                                  May 2, 2000

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

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CUSIP NO.                                                            609044 10 2
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1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

                               Warren F. Melamed
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2    Check the appropriate box if a member of a group                   (a) [_]
                                                                        (b) [_]
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3    SEC use only
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4    Source of Funds                                                     00; PF
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5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [_]
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6    Citizenship or Place of Organization              United States of America
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                                 7    Sole Voting Power/(1)/          2,159,432
 Number of Shares Beneficially   -----------------------------------------------
                                 8    Shared Voting Power                     0
    Owned by Each Reporting      -----------------------------------------------
                                 9    Sole Dispositive Power/(1)/     2,159,432
          Person With            -----------------------------------------------
                                 10   Shared Dispositive Power                0
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11   Aggregate Amount Beneficially Owned by
     each Reporting Person/(1)/                                       2,159,432
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12   Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares/(1)/                                           [X]
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13   Percent of Class Represented by Amount in Row (11)/(2)/              16.8%
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14   Type of Reporting Person                                                IN
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(1)  Does not include 289,830 shares held by irrevocable trusts for the benefit of members of the reporting person's family of which the reporting person is not a trustee. Includes 118,500 shares subject to options exercisable within 60 days.

(2) Based on 12,839,881 shares of Common Stock outstanding as of March 20, 2000, as reported in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

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CUSIP NO.                                                            609044 10 2

Item 1.   Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Stock"), of Monarch Dental Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4201 Spring Valley Road, Suite 320, Dallas, Texas, 75244.

Item 2.   Identity and Background.

     This Schedule 13D is hereby filed Warren F. Melamed, D.D.S. (the "Reporting Person").

     The business address of the Reporting Person is 4201 Spring Valley Road, Suite 320, Dallas, Texas, 75244.

     The Reporting Person's present principal occupation is serving as the Chairman of the Board of Directors of the Issuer. The principal business of the Issuer is the management of dental group practices in selected markets in 14 states. The address of the Issuer is set forth in Item 1 above.

     During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person founded a predecessor of the Issuer in 1983. The Reporting Person incorporated the Issuer in 1994 and owned all of the capital stock of the Issuer until February 5, 1996. On that date, in connection with a reorganization of the Issuer, the Reporting Person acquired 2,015,932 shares of Stock in exchange for the redemption of a portion of his shares of Stock and for contributing to the Issuer his equity interests in affiliated entities. The Reporting Person reported ownership of these shares on a Schedule 13G filed with the Securities and Exchange Commission on February 17, 1998.

     In the first quarter of 1999, the Reporting Person acquired 25,000 shares of Stock with approximately $80,000 of his personal funds.

     In connection with his service as an officer and director of the Issuer, the Issuer granted to the Reporting Person options to acquire 150,000 shares of Stock on July 1, 1997. In consideration of his service as a director of the Issuer, the Issuer also granted to the Reporting Person options to acquire 3,000 shares of Stock on each of January 1, 1999 and January 1, 2000, and options to acquire 100,000 shares of Stock in February 2000. The Reporting Person holds options to acquire an aggregate of 118,500 shares of Stock that are exercisable within 60 days of the date hereof.

Item 4.   Purpose of the Transaction.

     The Reporting Person previously held his Stock for the purpose of investment.

     On March 23, 2000, the Issuer announced that it had retained the services of Bank of America Securities LLC to explore strategic alternatives in order to expand the Issuer's growth opportunities and to maximize stockholder value, including potential strategic transactions such as the possible sale or merger of the Issuer. In its Annual Report on Form 10-K for the year ended December 31, 1999, the Issuer stated that it was contacting potential acquirors of the Issuer and that potential acquirors were expected to commence due diligence procedures

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CUSIP NO.                                                            609044 10 2

in the second quarter of 2000. The Reporting Person and an investment firm have jointly communicated to the Issuer their interest in forming a new corporation to acquire all of the outstanding Stock of the Issuer. Such a transaction, if consummated, would result in a change in control of the Issuer. Such an acquisition could also result in any or all of the actions described in clauses
(a) through (j) of Item 4 to Schedule 13D.

     Subject to the Reporting Person's fiduciary duties as a director of the Issuer and any obligations pursuant to agreements between the Reporting Person and the Issuer, the Reporting Person, directly and through representatives, expects to continue to evaluate possible transactions involving the Issuer, and in connection therewith, to participate in meetings and discussions with the Issuer. In meetings with, or related to, the Issuer, the Reporting Person and his representatives may express their views with regard to the operations, assets, capital structure or ownership of the equity securities of the Issuer, and such expressions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D. Although the Reporting Person and his representatives have had, and expect to continue to have, discussions regarding the Issuer and its operations, assets, capital structure, management and board of directors and the possible acquisition of the Issuer, and the Reporting Person and an investment firm have expressed an interest in pursuing the acquisition of the Issuer, there exists no agreement between the Reporting Person and any third party of the kind described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person or the investment firm may terminate his or its discussions with the Issuer at any time or may enter into an agreement with the Issuer to which the other is not a party. Without limiting the generality of the foregoing, the Reporting Person does not have any agreement, arrangement or understanding with any third party regarding the voting or disposition of any Stock held of record or beneficially by the Reporting Person. The Reporting Person has an agreement with the Issuer, which is described in Item 6.

     The Reporting Person reserves the right, subject to applicable law, including his fiduciary duties as a director of the Issuer, to (i) acquire equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (ii) propose, or propose to participate in, a merger or other business combination with the Issuer or its affiliates, (iii) seek control of the Issuer by stock ownership or otherwise, or
(iv) to take any other action with respect to the Issuer.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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CUSIP NO.                                                            609044 10 2

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b)   At the close of business on May 11, 2000, the Reporting
Person may be deemed to be the beneficial owner of 2,159,432 shares of the Stock, which constitutes approximately 16.8% of the 12,839,881 shares of the Stock outstanding on May 20, 2000, according to information contained in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999. The Reporting Person, either directly or indirectly, has the power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Stock. The 2,159,432 shares of Stock reported as beneficially owned by the Issuer includes 118,500 shares of Stock subject to options exercisable within 60 days. This number does not include 289,830 shares held by irrevocable trusts for the benefit of members of the Reporting Person's family of which the Reporting Person is not a trustee. The investment firm referenced in Item 2 does not have any stock in the Issuer.

     (c) No transactions in the Stock were effected by the Reporting Person during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person entered into an agreement with the Issuer as of March 26, 1999 which supplanted the terms of his then-existing employment arrangements. Under this agreement, the Issuer's Board of Directors pledged to support the Reporting Person's continued status as a director and position as Chairman of the Board of Directors. In exchange, the Reporting Person agreed not to solicit proxies in connection with any vote of the Issuer's stockholders other than in his capacity as a director of the Issuer and agreed to vote his shares of Stock on each matter submitted to a vote to the Issuer's stockholders either in proportion to the votes cast by the Issuer's other stockholders or in accordance with the recommendation of the Issuer's Board of Directors as determined by the Reporting Person, in each case prior to July 31, 2001. These provisions of the agreement terminate upon the closing of any sale of the Issuer.

     As indicated in the agreement described in the immediately preceding paragraph, the Reporting Person has agreed with the Issuer not to engage in certain activities that are competitive with the Issuer. The Reporting Person's noncompetition agreement with the Issuer terminates on February 5, 2001.

     The Issuer has granted to the Reporting Person options to acquire shares of Stock as described in Item 3 above.

     On May 5, 2000, the Reporting Person engaged Wellington Associates, Inc. ("WAI") as his financial advisor with respect to a possible transaction. As a result, WAI will be compensated if the Reporting Person enters into such a transaction.

     To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

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CUSIP NO.                                                            609044 10 2

Item 7.   Material to be Filed as Exhibits.

Exhibit No.
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    10.1  Agreement dated as of March 26, 1999 by and among the Issuer, the
          Reporting Person and Modern Dental Professionals, P.C./(1)/

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(1)  Filed as an exhibit to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999 and incorporated herein by referenced thereto.

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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2000

                                          By: /s/ WARREN F. MELAMED, D.D.S.
                                             -----------------------------------
                                             Warren F. Melamed, D.D.S.

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                               INDEX TO EXHIBITS



Exhibit No.
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   10.1     Agreement dated as of March 26, 1999 by and among the Issuer, the
            Reporting Person and Modern Dental Professionals, P.C./(1)/

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(1)  Filed as an exhibit to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999 and incorporated herein by referenced thereto.